NEWS RELEASE	RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR 03-34 NOVEMBER 10, 2003

RUBICON OPTIONS EAST BAY PROPERTY IN RED LAKE TO WOLFDEN
- $5 million earn-in on four claims adjacent to recent discovery, drilling to commence in near term -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that Rubicon Minerals has optioned four claims (18 units, 720 acres), part of its extensive East Bay property in Red Lake, Ontario to Wolfden Resources Inc. (WLF.TSX). The claims are adjacent to Wolfden/Placer Dome claims where Wolfden has reported numerous significant gold intercepts. Recent drill holes on the neighbouring claims have been completed close to the Rubicon property boundary (see Wolfden Website at www.wolfdenresources.com for locations). Geological units, including ultramafic rock units and structures that have potential to host gold mineralization, are interpreted by Rubicon and Wolfden to trend onto the Rubicon claims.

Under the terms of the agreement, Wolfden, as operator, must spend $5 million to earn a 60% interest over a four year period, including $750,000 in Year 1, $500,000 of which is a firm commitment and must be spent within the next 8 months. Wolfden must make cash payments totaling $100,000 and issue 40,000 Wolfden shares to Rubicon over the four year period.

"We are very pleased to strike this agreement with Wolfden at East Bay. The deal covers only a very small part of our 100% controlled land holdings in the area and leaves us free to explore or enter into new partnerships on our other holdings in this area. Wolfden has been successful in the exploration for gold in this part of the camp and we look forward to the commencement of drilling on our property in the near term," states David Adamson.

A map showing the location of the optioned property is posted on the Company Website at www.rubiconminerals.com.

Rubicon controls significant additional property in Red Lake on which it has received expressions of interest from third parties. In addition, the Company has a strong treasury of more than $9.5 million which allows it to explore its 100% controlled properties. Rubicon also controls major land holdings in Newfoundland including the Golden Promise project currently under option to Placer Dome where two drill holes of a planned 8-10 drill hole program have been completed to date. Rubicon also controls 50.1% of a private Nevada exploration company.

RUBICON MINERALS CORPORATION

David W. Adamson

_________________________________
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 1 of 1

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.